

August 19, 2013

Via E-mail
Mr. John D. Finnegan
Chairman, President and CEO
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059

Re: The Chubb Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-08661

Dear Mr. Finnegan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Property and Casualty Insurance
Underwriting Operations, page 33

1.   Your discussion of Underwriting Results clearly focuses on the impact of catastrophe losses in each of 2012, 2011 and 2010. Given the magnitude of catastrophe losses to your underwriting results, please provide us proposed disclosure at the aggregate insurance level to be included in future periodic reports that:
     - Clearly discloses what losses you characterize as catastrophes;
     - Separately discloses the losses recorded for each significant catastrophe;
     - Indicates how you identify an individual catastrophe as being significant; and
     - Discloses the amount of significant prior period loss development by significant catastrophe in each period presented.

Review of Underwriting Results by Business Unit
Commercial Insurance, page 40

2. The growth rate of net premiums written for your workers' compensation line greatly exceeds the growth rate of your other lines for 2012 and 2011. This trend appears to continue into 2013, as exhibited in your June 30, 2013 Form 10-Q, although the rate of growth in 2013 is not a substantial as in the prior years. Please provide us proposed disclosure to be included in future periodic reports that specifically explains the causes for these increases. To the extent that you are making a concerted effort to expand this business, please explain why you are targeting this line.

Capital Resources and Liquidity
Ratings, page 63

3. Your disclosure here emphasizes the importance of ratings to you and your shareholders. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies your current credit ratings and discusses significant changes from prior periods.

Notes to Consolidated Financial Statements
(8) Federal and Foreign Income Tax, page F-24

4. Please provide us proposed disclosure to be included in future periodic reports to present your income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

(17.) Shareholders' Equity
(d) Statutory Financial Information and Dividend Limitations, page F-40

5. Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:
   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus for each insurance entity subsidiary. Refer to ASC 944-505-50-1b.
   - Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact James Peklenk, Staff Accountant, at (202) 551-3661or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

           Sincerely,

           /s/ Joel Parker

           Joel Parker
           Accounting Branch Chief